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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ryan Rohn
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Hinge Health, Inc.
Draft Registration Statement on Form S-1
Submitted November 15, 2024
CIK No. 0001673743

Ladies and Gentlemen:

On behalf of Hinge Health, Inc. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on November 15, 2024 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on December 13, 2024 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note that you disclose your 12-month client retention rate as of September 30, 2024 and your client net promoter score as of October 31, 2024 and intend to disclose your net dollar retention rate as of December 31, 2024. Please disclose your retention rates for the same periods and for all periods presented.

January 17, 2025

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 99, 102, 103, 122, 130, and 142 of Submission No. 2 to disclose its 12-month client retention rate as of December 31, 2024. The Company respectfully informs the Staff that it conducts its client net promoter score survey twice a year, as of April and October, and that it would be onerous and not provide additional helpful information to conduct that survey more frequently or on a different cadence. Accordingly, the Company has also clarified its disclosure on page 122 of Submission No. 2 to indicate that its client net promoter score is an additional measurement of client satisfaction and that such information is only collected in April and October.

Risk Factors

“Our results of operations have in the past fluctuated and may in the future continue to fluctuate on a quarterly and annual basis.”, page 21

2.

You state the termination or renegotiation by your significant partners of their agreements with you could be an important factor in causing your revenues and results of operations to fluctuate. You also state that a limited number of health plans and other partners have been responsible for contracting and support with a majority of your clients. To the extent material, disclose the material terms of the agreements with your significant partners including the identity and termination provisions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 28 of Submission No. 2 to further describe the Company’s partnerships. These strategic partnerships are important as they facilitate streamlined sales, contracting, implementation and billing processes, allowing the Company to efficiently implement its platform for its clients. The Company also respectfully advises the Staff that the Company is not wholly reliant on its partners for contracting with clients. The Company engages directly with its clients to provide its platform and the Company can, and does, contract directly with clients when needed or preferred.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 94

3.

We note your disclosure that you implemented a number of different marketing formats, which helped increase membership applications per impression from your legacy clients by 36% in a six-month period between the first quarter and the third quarter of 2024, and by 62% in a 12-month period between the third quarter of 2023 and the third quarter of 2024. Revise your disclosure to indicate when you implemented these marketing formats and clarify whether an increase in membership applications also resulted in an increase in revenue for the periods indicated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 104, 133, and 137 of Submission No. 2 accordingly.

Non-GAAP Financial Measures

Non-GAAP Loss from Operations and Operating Margin, page 106

4.

We note that you present non-GAAP measures to add back an excess and obsolete inventory charge to gross profit and loss from operations. Please tell us how you concluded that an excess and obsolete inventory charge is not a normal recurring operating expense of your operations. For guidance, refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, please ensure that your

January 17, 2025

MD&A overview and cost of revenue discussions adequately explains the nature and cost of the transition associated with this inventory charge.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has excluded the excess and obsolete inventory charges related to the Company’s AI-powered motion tracking technology transition from its non-GAAP performance measures as they are separate and distinct from the costs the Company recognizes as part of its normal, recurring excess and obsolete inventory costs and they are non-recurring for the following reasons.

The Company’s AI-powered motion tracking technology transition reflects the Company’s strategic decision in the first half of 2023 to shift away from providing kits with tablets and wearable sensors. As part of this shift, the Company began to provide access to its platform via its app on the members’ personal smartphone or tablet and replaced all sensors for members with the Company’s proprietary AI motion tracking technology. Accordingly, the Company recorded specific excess and obsolete inventory charges for the excess and obsolete tablets and wearable sensors because of this change in strategy. Based on the member’s indication, the Company continues to provide kits, which may include peripheral products such as an Enso device. The Company’s normal, recurring excess and obsolete inventory charges have historically been immaterial compared to the excess and obsolete charges related to its AI-powered motion tracking technology transition. The Company does not anticipate an excess and obsolete inventory charge similar to that associated with the AI-powered motion tracking technology transition in the foreseeable future.

Based on the foregoing, the Company respectfully submits that excluding the excess and obsolete charges related to the Company’s strategic decision to transition away from tablets and wearable sensors from its non-GAAP performance measures is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation as well as Rule 100(b) of Regulation G and is not misleading because such charges are not normal recurring operating expenses.

The Company has revised the disclosure on pages 102, 107, 109 and 111 of Submission No. 2 to include an explanation of the nature and cost of the Company’s AI-powered motion tracking technology transition.

Business, page 114

5.

Regarding international expansion, you state that you expanded into Canada in 2024 and expect to offer a global program to individuals in several additional countries outside of the United States that are employees of U.S.-based multinational corporations by the end of 2024 and grow that program in 2025. Please update your disclosure here and wherever appropriate to provide information about the expansion strategies undertaken in 2024, including the associated costs, any qualitative results, and the status of the plans.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 9, 23, 105, 126, 132, 134, and 135 of Submission No. 2 accordingly. The Company also respectfully advises the Staff that it is in the early stages of its international expansion and, as such, it does not yet have substantial qualitative results.

January 17, 2025

Principal and Selling Stockholders, page 174

6.	Please disclose the natural persons who hold dispositive and/or voting power of the shares being offered by entities such as 11.2 Capital and Coatue.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 191 of Submission No. 2 accordingly.

Consolidated Balance Sheet, page F-3

7.

Your disclosure in Note 2 on page F-7 indicates that you consolidate Hinge Health Digital P.C., which you disclose is considered a variable interest entity for which the Company is the primary beneficiary. Please separately present the assets and liabilities of the VIE on the face of the balance sheet as required by ASC 810-10-45--25. Please advise or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-7 of Submission No. 2. The Company also respectfully advises the Staff that the VIE’s assets are cash and cash equivalents and the liabilities relate to payroll accruals and related liabilities. The asset and liability balances and financial statement classifications are disclosed within Note 2, and given the immateriality of these balances, the Company does not believe separate presentations on the consolidated balance sheet would provide additional meaningful information to a reader of the financial statements.

Notes to the Consolidated Financial Statements, page F-7

8.

We note your disclosure on page 100 that you currently cover eligible lives within the United States and Canada. Please separately disclose your revenue generated in the United States. In addition, separately disclose the total of your long-lived assets in the United States. Refer to ASC 280-10-50-41.

Response: The Company respectfully acknowledges the Staff’s comment and notes that in 2023 the Company’s revenue was generated entirely in the United States. Further, all of the Company’s goodwill and $23.6 million of long-lived assets are located in the United States, with the remaining $1.1 million of long-lived assets located in Canada and India.

The Company has revised the disclosure on pages F-12 and F-13 of the Submission No. 2 accordingly.

Revenue Recognition, page F-13

9.

Your disclosure indicates that your typical contracts are three years. Also, we note you state that the “Company records accounts receivable when it has the unconditional right to bill and receive payment regardless of whether revenue has been recognized. Unbilled receivables include contractually billable invoices that are not yet billed.” Clarify your disclosure to explain whether customers may cancel their contracts during this period and whether they are refundable. That is, please tell us whether your contracts can be terminated by each party at any time without compensating the other party for the termination. We refer you to Question 7 of the FASB Revenue Implementation Guide Q&As. Explain how you determined the contract duration. Refer to ASC 606-10-25-3. In addition, please disclose, if required, the remaining performance obligations as outlined in ASC 606-10-50-13.

January 17, 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following clarifications regarding the Company’s contracts.

1)	Contract Duration and Refundability:

The Company’s legal contracts are typically for a duration of three years; however, there are no enforceable rights and obligations per ASC 606-10-25-3 until a 12-month subscription period for a member commences upon the first billable activity. Contracts cannot be terminated by either party without compensation for subscriptions that have started and other related charges incurred up to the date of contract termination.

Once members have completed their first billable activity, their subscription term commences. The Company typically has the right to bill, and the client is obligated to pay all amounts associated with the members’ 12-month subscription upon the first billable activity or upon the achievement of the cohort milestones.

In the event that a client terminates its contract early, it would be obligated to pay for the contractually billable amount through the date of termination and all amounts paid or owed are non-refundable. The Company has historically provided the client’s members access to its platform for the remainder of their respective subscription periods.

2)	Remaining Performance Obligations:

In accordance with ASC 606-10-50-14(a), the Company has elected to not disclose its remaining performance obligations at year-end since the enforceable rights and the associated performance obligations have an original expected duration of one year or less remaining.

The Company has revised the disclosure on pages 115, 116, F-10, and F-14 of Submission No. 2 accordingly.

10.

We note your disclosure that “Enso device is sent to a member as part of the Company’s platform, it constitutes a lease component as this device remains the property of the Company and the member has the right to direct the use of the device during the contract term.” Please clarify how you determined that the inventory cost of the devices should be amortized on a straight-line basis over the 12-month member subscription period. In addition, please tell us whether the devices will have no salvage value at the end of the subscription period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following clarifications with regard to the Enso devices:

Enso devices are accounted for as operating leases and the pattern of delivery for the operating lease is consistent with the Company’s promise to a member with access to the platform during the subscription period. For this reason, the Company has elected to apply the practical expedient in ASC 842-10-15-42A to not separate out the lease and non-lease components. For these arrangements where the Enso device is leased in combination with services, the Company considers the arrangement predominately a service and, thus, a combined single performance obligation for revenue recognition.

January 17, 2025

In accordance with ASC 606, the Company recognizes the revenue for a member subscription ratably over time, which generally represents the subscription period. Consequently, the capitalized costs associated with the Enso devices are amortized ratably as cost of revenue over the remaining subscription period, consistent with the transfer to the member of the service to which the device relates.

Further, the Company has concluded that the Enso devices have no salvage value at the end of the subscription period as the Enso device is a medical device that is used directly on a member’s body. Once the Enso device is used by a member it cannot be refurbished or redeployed due to hygiene and safety concerns.

11.

You disclose “that the consideration is variable at contract outset, and the Company estimates the volume of members based on historical experience and adjusts revenue as members complete cohort milestones.” Please tell us and disclose how you consider constraining estimates of variable consideration. Refer to ASC 606-10-32-11.

Response: The Company respectfully acknowledges the Staff’s comment. In accordance with ASC 606-10-32-11, to the extent that the Company cannot estimate with reasonable certainty the likelihood that a cohort milestone will be achieved, the Company constrains this portion of the transaction price and recognizes it when or as the uncertainty is resolved, which is typically within a short period of time. The Company’s methodology for estimating constraints on revenue for the possibility that members will not be billable or fully billable contemplates the historical conversion rates of cohorts taking into consideration client launch dates, client-specific history for ongoing clients, and client-specific billing rules.

For substantially all contracts, the billing structure is such that the potential revenue per member is primarily known within the first quarter of the member’s first billable activity. As a result, the Company performs quarterly lookbacks to true up to actuals and adjust the constraints on revenue for the subsequent quarter when the uncertainty has been resolved and the Company deems it probable that a significant reversal of revenue will not occur. To date, these quarterly lookbacks have not resulted in material adjustments in revenue recognition on either a quarterly or annual basis.

The Company has revised the disclosure on pages 116 and F-14 of Submission No. 2 accordingly.

Exhibits

12.

We note that you entered into a management or administrative services agreement (an “MSA”) with each of our affiliated professional entities. You state that a material change in your relationship with these entities, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts, could impair your ability to provide services to your members and could harm your business. Please file the management or administrative services agreement with each of your affiliated professional entities as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the management or administrative services agreements (“MSAs”) with its affiliated professional entities are ordinary course in the Company’s business and the Company is not substantially dependent on these agreements.

January 17, 2025

These agreements are customary and entered into in the ordinary course of business so that digital health companies are structured to comply with state corporate practice of medicine (CPOM) prohibitions, which generally prohibit lay corporations from practicing physical therapy and/or medicine or providing medical services. The Company has the rights and power to control the activities (excluding clinical decisions) of its affiliated professional entities. Under the MSAs, licensed professionals, such as physical therapists and surgeons, provide clinical services, while the Company provides non-clinical administrative and operational support services to the affiliated professional entities. These services include practice management, billing and collections, personnel support, electronic medical records systems, financial and accounting services, risk management, and provider recruitment. In exchange, the Company receives a scheduled management fee based on the fair market value of the services provided, ensuring compliance with applicable healthcare laws, including anti-kickback statutes. Each affiliated professional entity pays Hinge Health MSO (a wholly-owned subsidiary of the Company) an administrative fee on a cost-plus basis, which is the cost of administrative services plus 12%. These agreements have a 10-year term and renew on an annual basis thereafter.

Importantly, the Company’s business is not substantially dependent on any single MSA or the MSAs taken together. The Company’s operational model allows for replacement agreements with other licensed professional entities as needed. Moreover, the Company has entered into multiple MSAs across various jurisdictions, intended to ensure broad operational coverage and comply with certain state laws that do not allow professional entities to foreign qualify; instead, in order to provide professional services in certain states, a professional entity must be formed in that state. These agreements, as a whole, do not represent a material portion of the Company’s revenue or operations for the year ended December 31 2023.

Further, the Company respectfully submits that the MSAs provide no meaningful insight into the Company’s operations, financial condition, or performance and that such disclosure would add little value for investors.

For the forgoing reasons, the Company does not believe that its MSAs constitute material contracts under Item 601(b)(10) of Regulation S-K.

General

13.

When referencing a study, survey, or report, please clarify the source of the information and whether the research was commissioned by the Company or any of its affiliates. Refer to Rule 436 and Section 7 of the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 151 of Submission No. 2 to disclose that the Company sponsored, funded, or supported the studies that are described under the heading “Business—Our ROI Studies and Clinical Outcomes.” The Company respectfully informs the Staff that it has also included this disclosure in the footnotes on pages 152, 153 and 154.

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

January 17, 2025

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained, or intend to retain, copies of those communications.

* * *

January 17, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese of LATHAM & WATKINS LLP

cc:	(via email)
Daniel Perez, Hinge Health, Inc.
David Wood, Hinge Health, Inc.
James Budge, Hinge Health, Inc.
Erica Kassman, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP